UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __1______)*

Rezolve AI Limited

(Name of Issuer)

Ordinary Share, par value $0.0001

(Title of Class of Securities)

G75398100
(CUSIP Number)

Igor Lychagov,
c/o LakeShore International Management AG, Obergrundstrasse 44, 6003 Luzern, Switzerland, +41 41 368 10 90

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75398100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Igor Lychagov
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,965,051
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 35,965,051
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,965,051
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.89%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G75398100	13D	Page 3 of 4 Pages

Explanatory Note:

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Igor Lychagov (the "Reporting Person") to amend the Schedule 13D originally filed on August 22, 2024 (the "Original Schedule 13D"), with respect to the Ordinary Shares of Rezolve AI Limited (the "Issuer"). The purpose of this amendment is to correct the number of shares derived from the convertible loan notes held by the Reporting Person. The previously reported number of shares was overstated.

Item 1.  Security and Issuer.

As of the IPO date of August 15, 2024, if fully converted, the loan notes would be converted into 1,194,051 ordinary shares of the Issuer at a conversion price of $7 per share, in accordance with the terms of the loan agreement.

No other changes have been made to Item 1 from the Original Schedule 13D.

Item 2.  Identity and Background.

No changes have been made to Item 2 from the Original Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

No changes have been made to Item 3 from the Original Schedule 13D.

Item 4.  Purpose of Transaction.

No changes have been made to Item 4 from the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

a.	The Reporting Person beneficially owns, together with loan notes that when fully converted translates into 1,194,051 ordinary shares, a total of 35,965,051 Ordinary shares of the Issuer, representing approximately 20.89% of the Issuer’s outstanding Ordinary shares. These include the previously held Series A shares, which have been reclassified as Ordinary shares, as well as ordinary shares and the loan notes that when fully converted translate into 1,194,051 ordinary shares. The percentage of 20.89% is based on 172,182,179 Ordinary shares outstanding as of 08/22/2024.

No other changes have been made to Item 5 from the Original Schedule 13D

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes have been made to Item 6 from the Original Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

No changes have been made to Item 7 from the Original Schedule 13D.

CUSIP No. G75398100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Igor Lychagov Insert Name

Shareholder Insert Title

August 26, 2024 Insert Date